SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2004

AINSWORTH LUMBER CO. LTD.

(Registrant’s Name)

  Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Documents Included as Part of this Report.

No.	Document

1.	Notice of Annual General Meeting

2.	Information Circular dated April 5, 2004

3.	Proxy Materials

Document 1

AINSWORTH LUMBER CO. LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

May 7, 2004

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Ainsworth Lumber Co. Ltd. (the “Company”) will be held at 10:30 a.m. on Friday, May 7, 2004 in the Caulfield Room, Marriott Pinnacle Hotel, 1128 West Hastings Street, Vancouver, British Columbia for the following purposes:

1.	to receive the annual report of the directors to the shareholders;

2.	to receive the audited financial statements of the Company for the year ended December 31, 2003 with auditor’s report thereon;

3.	to elect nine directors for the ensuing year;

4.	to appoint the auditor for the ensuing year and authorize the directors to fix the auditor’s remuneration; and

5.	to transact such other business as may properly come before the meeting or any adjournment thereof.

An information circular, proxy form, and the Company’s audited financial statements for the year ended December 31, 2003 and management’s discussion and analysis thereon also accompany this Notice of Meeting.

Only shareholders of record at the close of business on April 5, 2004 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by facsimile. To be used at the Meeting, proxies must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America)) by mail or fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated as of the 5th day of April, 2004.

BY ORDER OF THE BOARD

/s/ Catherine E. Ainsworth CATHERINE E. AINSWORTH Secretary and Chief Operating Officer

Document 2

AINSWORTH LUMBER CO. LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

GENERAL INFORMATION

This Information Circular is furnished to the common shareholders (“shareholders”) by management of Ainsworth Lumber Co. Ltd. (the “Company”) in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at 10:30 a.m. on Friday, May 7, 2004 and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting. Advance notice of the Meeting was published in The Vancouver Sun newspaper in Vancouver, British Columbia on March 11, 2004.

PROXIES

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of the management of the Company. The persons named in the enclosed proxy form are directors and senior officers of the Company. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the proxy form or by completing another form of proxy. To be used at the Meeting, the completed proxy form must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 1-866-249-7775 (within North America) or (416) 263-9524 (outside North America)) by mail or fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment thereof, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an Intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of proxy-related materials in connection with this Meeting (including this Information Circular) to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies (such as ADP Independent Investor Communications Corporation (IICC)) to forward the proxy-related materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Trust Company of Canada as described under “Solicitation of Proxies”.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Revocability of Proxies

A registered shareholder who has given a proxy may revoke it either by (a) signing a proxy bearing a later date and depositing the same at the registered office of the Company at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4 prior to the close of business on the day preceding the date on which the Meeting is to be held or any adjournment thereof, or with the chairman of the Meeting before any vote in respect of which the proxy is to be used shall have been taken; or (b) attending the Meeting in person and registering with the scrutineers as a shareholder personally present.

Voting of Proxies

A registered shareholder’s instructions on such shareholder’s proxy form as to the exercise of voting rights will be followed in casting such shareholder’s votes. In the absence of any instructions, the proxy agent named on the proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.

The enclosed proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters that may properly come before the Meeting or any adjournment thereof. At the time of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only the Common Shares without par value of the Company (“Common Shares”) carry voting rights at the Meeting with each Common Share carrying the right to one vote. The Board of Directors of the Company (the “Board of Directors”) has fixed April 5, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. As of April 5, 2004, 14,660,064 Common Shares were issued and outstanding as fully paid and non-assessable. A complete list of the shareholders entitled to vote at the Meeting will be open to examination by any shareholder for any purpose germane to the Meeting, during ordinary business hours for a period of 10 days prior to the Meeting, at the office of Computershare Trust Company of Canada at 510 Burrard Street, Vancouver, British Columbia V6C 3B9.

To the knowledge of the directors or senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the Company’s issued and outstanding Common Shares as at April 5, 2004, except as follows:

		Percentage of
Name	Number of Shares	Outstanding Shares

Grant Forest Products Corp.	4,839,600	33.2%
1234 Holdings Ltd.(1)	3,108,188	21.3%
5678 Enterprises Ltd.(2)	2,757,186	18.9%
2468 Holdings Ltd.(3)	2,507,186	17.2%

(1)	96% of the outstanding voting shares of 1234 Holdings Ltd. are owned by David Ainsworth and the remainder is owned by Catherine Ainsworth. The Common Shares owned by 1234 Holdings Ltd. are voted by Catherine Ainsworth as that company’s representative in relation to proceedings of the Company’s shareholders. David Ainsworth also owns personally an additional 21,000 Common Shares and Catherine Ainsworth owns personally an additional 53,200 Common Shares.

(2)	98% of the outstanding voting shares of 5678 Enterprises Ltd. are owned by D. Allen Ainsworth and the remainder is owned by his two sons.

(3)	95% of the outstanding voting shares of 2468 Holdings Ltd. are owned by Brian E. Ainsworth and the remainder is owned by his son and a family trust.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING

Under the Company’s Articles, the quorum for transaction of business at the Meeting consists of two persons present and being, or representing by proxy, shareholders holding not less than one-twentieth of the Company’s issued Common Shares. Under the Company’s Articles and the Company Act (British Columbia), a simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to elect directors and to pass the other resolutions referred to in the accompanying Notice of Meeting.

APPOINTMENT OF AUDITOR

The persons named in the enclosed proxy form intend to vote for the appointment of Deloitte & Touche, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders. Deloitte & Touche has been the auditor of the Company or predecessor companies since the commencement of the financial year ended October 31, 1992.

ELECTION OF DIRECTORS

The persons named below are the nine nominees of management for election as directors. Each director elected will hold office until the next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Company Act (British Columbia). It is the intention of the persons named as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s proxy form that the shareholder’s shares are to be withheld from voting in the election of directors.

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by him or her; his or her present principal occupation or employment; the period(s) during which he or she has served as a director; and the number of shares of the Company that he or she has advised are beneficially owned by him or her, directly or indirectly, or over which control or direction is exercised, as of April 5, 2004.

Name, country of		Date of first	Common Shares
residence and positions	Present and	appointment	beneficially owned
with the Company	principal occupation	as director	or controlled

BRIAN E. AINSWORTH Canada Chairman, Chief Executive Officer and Director	Executive of the Company	March 31, 1993	2,507,186	(3)

D. ALLEN AINSWORTH Canada President and Director	Executive of the Company	March 31, 1993	2,757,186	(4)

CATHERINE E. AINSWORTH Canada Chief Operating Officer, Secretary and Director	Executive of the Company	March 31, 1993	53,200	(5)

DAVID AINSWORTH Canada Director	Director and Employee of the Company	March 31, 1993	3,129,188	(6)

SUSAN AINSWORTH Canada Director	Director and Employee of the Company	March 31, 1993	Nil

RON B. ANDERSON(1) Canada Director	President, North Point Capital Corp. (private merchant bank)	May 12, 2003	Nil

K. GORDON GREEN(1) Canada Director	Corporate Director	April 15, 1993	8,888

MORLEY KOFFMAN(2) Canada Director	Lawyer, Koffman Kalef, Business Lawyers	April 15, 1993	12,889

W. GORDON LANCASTER(1) Canada Director	Chief Financial Officer, Ivanhoe Energy Inc. (public oil and gas company)	April 15, 1993	2,000

(1)	Member of the Audit Committee, Compensation Committee and Corporate Governance Committee.

(2)	Member of the Corporate Governance Committee.

(3)	These shares are controlled through 2468 Holdings Ltd. See “Voting Shares and Principal Holders Thereof”.

(4)	These shares are controlled through 5678 Enterprises Ltd. See “Voting Shares and Principal Holders Thereof”.

(5)	Catherine Ainsworth also owns 4% of the outstanding voting shares of 1234 Holdings Ltd. which owns 3,108,188 Common Shares. See “Voting Shares and Principal Holders Thereof”. The Common Shares owned by 1234 Holdings Ltd. are to be voted by Catherine Ainsworth as that company’s representative to proceedings of the Company’s shareholders.

(6)	3,108,188 of these shares are beneficially owned through 1234 Holdings Ltd. and are to be voted by Catherine Ainsworth as that company’s representative in relation to proceedings of the Company’s shareholders. See “Voting Shares and Principal Holders Thereof”.

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Company’s transfer agent.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation Summary

The following Summary Compensation Table provides a summary of compensation for each of the three financial years ended December 31, 2003 paid by the Company to the Chief Executive Officer of the Company and to the Company’s four most highly compensated executive officers (other than the chief executive officer) who served as executive officers during the year ended December 31, 2003 (collectively, the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

						Long-term Compensation

		Annual Compensation				Awards		Payouts

						Securities	Restricted
						Under	Shares or	Long-term
				Other		Options/	Restricted	Incentive
				Annual		SARs	Share	Plan
Name and		Salary	Bonus	Compensation		Granted	Units	Payouts	All Other
Principal Position	Year	($)	($)	($)		(#)	($)	($)	Compensation

BRIAN E. AINSWORTH	2003	Nil	Nil	816,000	(1)(2)	N/A	N/A	N/A	Nil
Chairman and Chief	2002	Nil	Nil	798,000	(1)(2)	N/A	N/A	N/A	Nil
Executive Officer	2001	Nil	Nil	722,000	(1)(2)	N/A	N/A	N/A	Nil
D. ALLEN AINSWORTH	2003	412,500	385,500		(2)	N/A	N/A	N/A	Nil
President	2002	412,500	385,500		(2)	N/A	N/A	N/A	Nil
	2001	330,000	437,000		(2)	N/A	N/A	N/A	Nil
CATHERINE E. AINSWORTH	2003	362,500	435,500		(2)	N/A	N/A	N/A	Nil
Chief Operating	2002	362,500	435,500		(2)	N/A	N/A	N/A	Nil
Officer and Secretary	2001	290,000	517,000		(2)	N/A	N/A	N/A	Nil
D. MICHAEL AINSWORTH	2003	200,000	150,000		(2)	N/A	N/A	N/A	Nil
Executive	2002	181,250	300,000		(2)	N/A	N/A	N/A	Nil
Vice-President	2001	150,000	200,000		(2)	N/A	N/A	N/A	Nil
DOUGLAS I. AINSWORTH	2003	200,000	150,000		(2)	N/A	N/A	N/A	Nil
Senior Vice-President,	2002	150,000	150,000		(2)	N/A	N/A	N/A	Nil
Marketing	2001	150,000	100,000		(2)	N/A	N/A	N/A	Nil

(1)	In 2003, represents management fees in the amount of $468,750, together with a $329,250 bonus and other allowances of $18,000; in 2002, represents management fees in the amount of $468,750, together with a $329,250 bonus; and, in 2001, represents management fees in the amount of $375,000, together with a $347,000 bonus. The mentioned management fees and bonuses have been paid by the Company to a company controlled by the executive officer pursuant to a management and consulting agreement between the Company and such company. See “Employment Contracts and Termination Arrangements”.

(2)	The aggregate amount of all perquisites or other personal benefits given to the Named Executive Officer in the financial year did not exceed the lesser of $50,000 and 10% of his or her total base salary or compensation and bonus for the year.

Stock Options

The Company has an Employees’ Stock Option Plan (the “Employees’ Plan”) and a Directors’ Stock Option Plan (the “Directors’ Plan”) (collectively, the “Plans”) for employees (including executive officers) and non-employee directors, respectively. The Plans provide that the Board of Directors may grant options to purchase Common Shares on terms that the directors may determine, within the limitations of the Plans and subject to the rules of applicable regulatory authorities. The aggregate number of Common Shares reserved for issuance under each Plan is fixed at

500,000 Common Shares for the Employees’ Plan and 75,000 Common Shares for the Directors’ Plan. The exercise price for an option granted under the Plans will be determined by the Board of Directors but may not be less than the closing price of the Common Shares on the stock exchange on which the Common Shares principally traded on the day immediately preceding the date of grant. Options granted under the Plans are not assignable, except by will or the laws of descent and distribution. The options are exercisable as to 20% of the optioned shares on the date of grant and as to a further 20% of the optioned shares on each of the first, second, third and fourth anniversaries following the date of grant. The term of each option is five years, subject to earlier termination in the event the optionee ceases to be a director or employee of the Company by reason of death or termination of directorship or employment. The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares pursuant to the exercise of options granted under the Plans.

During the financial year ended December 31, 2003, no stock options were granted to or exercised by the Named Executive Officers. As at December 31, 2003, the Named Executive Officers did not hold any outstanding stock options.

Employee Participation Share Plan

An aggregate of 1,500,000 Class B Common Shares are authorized for issuance under the Employee Participation Plan (the “EPSP”). The EPSP provides that the Board of Directors may permit designated directors and senior employees of the Company and its subsidiaries to acquire Class B Common Shares on the terms set forth in the EPSP. The Class B Common Shares may be issued in series under the EPSP and 1,500,000 Common Shares have been reserved for issuance to provide for the conversion of the Class B Common Shares into Common Shares.

The EPSP provides that each series of Class B Common Shares will be exchanged automatically on a date fixed by the Board of Directors for that number of Common Shares of the Company which has value on the date of exchange equal to the amount of any increase in the value from the date fixed by resolution of the Board of Directors when authorizing the issuance of the Class B Common Shares of an equal number of Common Shares; if there is no such increase in value, then the number of Common Shares to be exchanged for Class B Common Shares on the date of exchange is equal to the number obtained by dividing the aggregate price paid for the Class B Common Shares by the fair market value of a Common Share on the date of exchange. In the event of termination of the employment and offices of a holder of Class B Common Shares, the date of exchange will be accelerated and the number of “vested” shares held is subject to reduction. Class B Common Shares issued pursuant to the EPSP may be redeemed by the Company at any time upon payment of the amount paid up and any declared but unpaid dividends.

During the financial year ended December 31, 2003, no Class B Common Shares were issued under the EPSP to the Named Executive Officers.

The following table sets out information with respect to Class B Common Shares held by D. Michael Ainsworth, the only Named Executive Officer who held outstanding Class B Common Shares during the financial year ended December 31, 2003.

AGGREGATED EXCHANGES OF CLASS B COMMON SHARES
DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND
FINANCIAL YEAR-END VALUES OF CLASS B COMMON SHARES

Value of Unexchanged
	Common Shares			in-the-Money Class B
	Acquired On	Aggregate Value	Unexchanged Class B	Common Shares at
	Exchange	Realized	Common Shares	FY-End
Name	(#)	($)	(#)	($)

D. Michael Ainsworth	1,027	$3,600	5,000 Exchangeable 2,500 Unexchangeable	$44,600 Exchangeable $22,300 Unexchangeable

Pension Benefits

Retirement benefits for the executive officers of the Company are provided under the Company’s pension plan (the “Pension Plan”) for all salaried employees. The Pension Plan benefits are based on career average earnings, accrued at 1.5% of yearly maximum pensionable earnings (“YMPE”) plus 2% of gross earnings over YMPE. Benefits for all service accrued to December 31, 1994 are based on this same formula, but using average compensation over the previous five-year period and the YMPE over the previous three-year period. Compensation covered by the plan is the gross earnings as disclosed in the Summary Compensation Table. The benefits are computed on a guaranteed five-year life annuity, with no deduction for any other pension benefits received or other offset amounts.

No pension benefits were paid by the Company in the financial year ended December 31, 2003 to the Named Executive Officers.

The actual credited years of service and estimated annual benefits payable upon retirement at normal retirement age (65 years) for the Named Executive Officers are as follows:

	Credited Years of Service	Estimated Annual Benefit

BRIAN E. AINSWORTH	44	$88,200
D. ALLEN AINSWORTH	44	$85,300
CATHERINE E. AINSWORTH	24	$79,300
D. MICHAEL AINSWORTH	15	$72,300
DOUGLAS I. AINSWORTH	15	$74,900

Employment Contracts and Termination Arrangements

The Company entered into a management and consulting agreement on April 25, 1999 with 2468 Holdings Ltd. (“2468 Holdings”) whereby the Company retained 2468 Holdings to provide management and administrative services to the Company. 2468 Holdings is a company controlled by Brian Ainsworth, Chairman and Chief Executive Officer of the Company. See “Voting Shares and Principal Holders Thereof”. The services under the agreement are to be performed by Brian Ainsworth or such other individual as the Company and 2468 Holdings determine from time to time. In consideration for the services, the Company is to pay 2468 Holdings an annual fee (the “Basic Fee”), currently $468,750, plus such annual bonus (“Bonus”) as may be determined by the Compensation Committee of the Board of Directors. The agreement is for an indefinite term, subject to the right of either party to terminate the agreement in accordance with the provisions thereof. 2468 Holdings may terminate the agreement on 30 days’ written notice to the Company. The Company may terminate the agreement at any time for cause. The Company may also terminate the agreement at any time without cause by payment of a cancellation payment equal to two times the Basic Fee for the year in which the termination occurs plus two times the last Bonus payable prior to such termination. In any event, the agreement is to terminate upon the death of Brian Ainsworth, unless 2468 Holdings is able to provide a replacement representative, acceptable to the Company, to provide the services.

Report on Executive Compensation

A Compensation Committee of the Board of Directors oversees the compensation policies for executive officers as approved by the Board of Directors. The following individuals served as members of the Committee during the fiscal year ended December 31, 2003:

K. Gordon Green, Chairman Ron B. Anderson W. Gordon Lancaster

None of the members of the Compensation Committee is an officer, employee or former officer of the Company.

Policies of the Compensation Committee

General Policy

The Committee’s basic policy is to ensure that the compensation paid to its senior officers is appropriate relative to the Company’s financial performance and is fully competitive with industry standards. In implementing its policy the Committee is mandated to monitor and make recommendations to the Board in respect of the total compensation (including direct salary and annual bonus as well as any long term stock-related incentives and pension plans) paid to each senior officer, taking into consideration the Company’s financial performance and industry standards. It also reviews, as long as the Ainsworth family as a group controls at least 50% of the voting shares of the Company, the total compensation paid to any member of the Ainsworth family who is not a senior officer but whose aggregate annual compensation exceeds $100,000.

Powers

The Committee is empowered to conduct any investigation appropriate to fulfilling its responsibilities. After discussion with the Board of Directors it may retain, at the Company’s expense, such compensation consultants or legal assistance it deems necessary in the performance of its duties.

Committee Composition and Meetings

The Committee is comprised of at least three directors, as determined annually by the Board of Directors, each of whom is an outside director free from any relationship that would interfere with the exercise of his or her independent judgment. The Committee designates one of its members as its chairperson and meets at least twice annually, or more frequently as circumstances dictate, and reports to the Board of Directors on significant matters arising at Committee meetings at the next scheduled meeting of the Board of Directors.

Elements of Executive Compensation

The Company’s principal means of compensating its senior officers is through cash compensation by way of base salaries and annual incentives. The Company, at present, has no effective long-term incentive plans such as stock options, SARs, or securities purchase programs for its senior officers. As noted under “Pension Benefits”, there is no special or “executive” pension plan for senior officers.

There are seven senior officers of the Company, of whom five are the Named Executive Officers. The two senior officers who are not Named Executive Officers are Kevin Ainsworth, Senior Vice-President, BC Timberlands and Specialty Plywood, and Robert Allen, Chief Financial Officer.

The senior executives who are also major shareholders (including senior executives directly related to such major shareholders, together the “Major Shareholders”) have elected to be compensated collectively in two tiers rather than individually. The first tier includes the Chairman and Chief Executive Officer, the President, and the Chief Operating Officer. The second tier comprises the Executive Vice-President, the Senior Vice-President, Marketing, and the Senior Vice-President, BC Timberlands and Specialty Plywood. Each officer within each respective tier receives the same or equivalent annual compensation.

To assist in determining the appropriate fiscal 2003 compensation for each senior officer within the two tiers, including all the Named Executive Officers, the Committee retained the services of an independent compensation consulting firm. A comparator group was compiled consisting of other publicly traded companies in the forest products and natural resource industries. Taking into account a variety of factors, including relative scope and size, the Company’s total direct compensation was compared to the 25th percentile compensation levels within this group, with the expectation that these levels could move higher in future years if the Company’s current growth rate continues. Total direct compensation was defined as base salaries, annual bonuses, and the expected value of long term incentives, as applicable.

The results of the competitive assessment performed by the independent compensation consulting firm indicated that the aggregate compensation paid to the Company’s six senior executives is competitive with, and not materially greater or less than, the 25th percentile of the market as indicated by the comparator group data.

With respect to annual bonus payments, the aggregate award for the Major Shareholders is determined and approved each year by the Committee after giving consideration to the Company’s financial performance, primarily EBITDA relative to previous years and compared to budget, and to the level of annual incentive payments and long-term incentives in comparator companies. Based on the competitive assessment performed by the independent compensation consulting firm for the 2003 fiscal year, an aggregate target 2003 bonus of $1.4 million was imputed for the six senior executives, which amount could vary up or down 50% depending on performance. The Committee concluded that an aggregate bonus for the six senior executives of $2.0 million was warranted, given that the Company’s 2003 EBITDA of $201.5 million was the highest in the Company’s history (compared to a 2003 budget of $99.0 million and an actual 2002 result of $73.1 million). The Committee also noted that the Company’s U.S. dollar debt refinancing, initiated in 2003 and a critical milestone, had yet to be completed and should be rewarded separately. To reflect this partially completed milestone the Committee recommended, and the Board accepted, that an aggregate 2003 bonus of $1.6 million, the same as that paid in fiscal 2002, be paid to the Major Shareholders in the first quarter of 2004, with an additional special bonus of up to $400,000 to be set aside pending successful completion of the refinancing. The special bonus would be over and above any other annual incentive subsequently considered for 2004 performance.

At the Committee’s urging, the Company has undertaken to review the current approach with respect to annual incentives for the Major Shareholders, and with the assistance of the independent compensation consulting firm to implement a more formalized plan with appropriate financial and operational targets.

CEO’s Compensation

The Chief Executive Officer’s compensation in fiscal 2003 was determined using the criteria described in “Elements of Executive Compensation” above. The annual fee paid to 2468 Holdings Ltd. in respect of services provided to the Company by Brian Ainsworth, Chief Executive Officer, in the form of base salary was $468,750, the same as in fiscal 2002. The fee paid in the form of annual incentive bonus was $329,250, also the same as in fiscal 2002. Total direct compensation of $798,000 is competitive with the 25th percentile of the market as defined above.

CFO’s Compensation

Robert Allen joined the Company as Chief Financial Officer in October 2003. His annualized base salary at the time of hiring was $180,000, and no incentive bonus for fiscal 2003 was applicable. On an annualized basis, the total direct compensation paid to the Chief Financial Officer is below the 25th percentile of the comparator group as defined above.

This report is submitted on behalf of the Compensation Committee of the Board.

K. Gordon Green, Chairman Ron B. Anderson W. Gordon Lancaster

Share Performance

The following graph compares the total cumulative shareholder return for $100 invested in common shares of the Company on December 31, 1998 with the cumulative total return of the TSE 300 Index (superseded by the S&P/TSX Composite Index in 2002) as at the end of each of the Company’s five financial years ended December 31, 2003.

	Dec. 31/98	Dec. 31/99	Dec. 31/00	Dec. 31/01	Dec. 31/02	Dec. 31/03

Ainsworth Lumber Co. Ltd.	$100	$204.01	$182.27	$155.52	$117.06	$410.70
TSE 300 Index (S&P/TSX Composite Index 2002/2003)	$100	$131.71	$141.47	$123.69	$108.30	$137.25

Compensation of Directors

Directors’ Fees

During the year ended December 31, 2003, non-employee directors of the Company were paid a retainer fee of $10,000 per year and a meeting attendance fee of $1,000 per directors’ meeting attended. In connection with participation on Board committees, non-employee directors were paid a meeting attendance fee of $1,000 per committee meeting attended and non-employee directors acting as chair of Board committees also earned $2,000 per annum for each such committee chaired. A total of $90,667 was earned by the non-employee directors as a group for this period in respect of all such fees. The non-employee directors are reimbursed for transportation and other out-of-pocket expenses incurred for attendance at Board and committee meetings.

Stock Options

The Company has the Directors’ Plan for its non-employee directors. The terms of the Directors’ Plan are described under “Compensation of Executive Officers and Directors — Stock Options”. During the financial year ended December 31, 2003, no stock options were granted to or exercised by the Company’s non-employee directors. As at December 31, 2003, non-employee directors of the Company did not hold any outstanding stock options.

Employee Participation Share Plan

The non-employee directors of the Company are also eligible to participate in the Employee Participation Share Plan (“EPSP”) described under “Compensation of Executive Officers and Directors — Employee Participation Share Plan”.

During the financial year ended December 31, 2003, no Class B Common Shares were issued under the EPSP to the Company’s non-employee directors.

The following table sets out information with respect to Class B Common Shares held by the non-employee directors as a group during the financial year ended December 31, 2003.

AGGREGATED EXCHANGES OF CLASS B COMMON SHARES
DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND
FINANCIAL YEAR-END VALUES OF CLASS B COMMON SHARES

Value of Unexchanged
	Common Shares			in-the-Money Class B
	Acquired on	Aggregate Value	Unexchanged Class B	Common Shares at
	Exchange	Realized	Common Shares	FY-End
Group	(#)	($)	(#)	($)

Non-employee directors as a group	2,054	$7,200	10,000 Exchangeable 5,000 Unexchangeable	$89,200 Exchangeable $44,600 Unexchangeable

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The following table set outs information on indebtedness since January 1, 2003 to the Company or any of its subsidiaries of any person who served as an officer or director of the Company during the year ended December 31, 2003, and of each associate thereof (including companies controlled by any of them). As at March 31, 2004, the aggregate indebtedness to the Company or its subsidiaries of any of such persons was approximately $482,603.

	Involvement of	Largest Amount	Amount Outstanding
Name and	Issuer or	Outstanding	as at March 31,
Principal Position	Subsidiary	During 2003	2004

D. Allen Ainsworth(1)	Lender	$479,591	$482,603

(1)	The indebtedness is of Snow Mountain Contracting Ltd., a company owned by D. Allen Ainsworth. The advances bear interest at the same rate that the Company receives on its banker’s acceptances and are unsecured and repayable on demand.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There have been no material transactions between the Company and insiders of the Company since January 1, 2003 that have not been previously disclosed in an information circular of the Company or that have not been disclosed elsewhere in this information circular.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and management of the Company believe that sound corporate governance reinforces the effectiveness of management and leads to enhanced shareholder value. In this respect, they have determined that corporate governance practices should be reviewed regularly to ensure that they continue to be appropriate. This Statement of Corporate Governance Practices attempts to address the principal matters relating to corporate governance prescribed by the Toronto Stock Exchange (“TSX”).

Mandate of the Board of Directors

The Board of Directors acknowledges that it is charged with the responsibility for the stewardship of the Company requiring it to supervise the management of the business of the Company and to act in the shareholders’ and the Company’s best interests. In fulfilling its mandate, the Board of Directors is responsible, among other matters, for the following:

(i)	directly, and through its Audit Committee, overseeing the integrity of the Company’s internal controls and management information systems;

(ii)	considering in its deliberations the principal risks of the Company’s business and assessing management’s reports upon those risks;

(iii)	authorizing the issuance of shares and approving the terms of financings for the Company of a material nature, including the approval of commitments in excess of $1 million;

(iv)	reviewing and assessing any major litigation in which the Company is involved;

(v)	reviewing annual budgets and business plans and comparing them to results during the course of their term;

(vi)	considering and reviewing any venture or project that extends beyond the Company’s core business or that is not included in an approved business plan; and

(vii)	reviewing periodic reports required to be issued to the Company’s shareholders and bondholders.

There were five meetings of the Board of Directors during 2003. Agenda items for meetings depend on the state of the Company’s affairs and the challenges and opportunities which the Company faces.

Composition of the Board of Directors

The Board of Directors consists of nine members. Five of the directors are members of the Ainsworth family (a “Significant Shareholder”) who directly or indirectly control approximately 58% of the Company’s issued shares. One other director, who is neither an employee of the Company nor related to the Significant Shareholder, conducts legal work for and on behalf of the Company and is, therefore, considered a “related director”. The Board of Directors believes that the remaining three directors are “unrelated directors” within the meaning of the TSX guidelines. The Board of Directors believes that approximately 42% of the shares of the Company are held by shareholders other than the Significant Shareholder. It is believed that 1/3 of the Board of Directors do not have any interests in or relationship with the Significant Shareholder or any of its affiliates. Accordingly, the percentage of unrelated directors on the Board of Directors is slightly less than the percentage of outstanding common shares held by persons other than the Significant Shareholder.

The Board of Directors believes that exact proportionate representation for shareholders other than the Significant Shareholder is not required to protect the interests of the other shareholders. The Board of Directors believes that other corporate governance practices that have been adopted serve that purpose adequately, including:

(i)	the majority of the members of the Corporate Governance Committee of the Board of Directors being unrelated directors;

(ii)	all members of the Compensation Committee of the Board of Directors being unrelated directors; and

(iii)	separate meetings from time to time of the unrelated and non-management directors.

The Company believes that all present directors make a valuable contribution to the Board of Directors, the Company and all shareholders. The Company also believes that its Board has enough directors to carry out its duties efficiently while presenting a diversity of views and experience. The Board as a whole regularly reviews the contributions of the directors and considers whether the size of the Board promotes effectiveness and efficiency.

Independence From Management

Brian Ainsworth is Chairman of the Board and Chief Executive Officer of the Company. To assist the Board of Directors in discharging its responsibilities, the Corporate Governance Committee has been assigned the responsibility for developing and evaluating the process the Board of Directors follows in its deliberations.

Board Committees

The Board of Directors has three committees: the Audit Committee, the Compensation Committee, and the Corporate Governance Committee. All members of the Audit Committee and the Compensation Committee are unrelated directors and three of the four members of the Corporate Governance Committee are unrelated directors.

Audit Committee

The Audit Committee is to consist of three members appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. All members of the Audit Committee must be unrelated directors and are required to be financially literate, i.e. being able to read and understand basic financial statements, and at least one member of the committee must have accounting or related financial management expertise.

The Audit Committee operates under specific terms of reference approved by the Board of Directors and is charged with reviewing and reassessing the adequacy of such terms of reference at least annually for Board consideration and approval. The Audit Committee’s primary duties and responsibilities are to:

•	monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance,

•	identify and monitor the management of the principal risks that could impact the financial reporting of the Company,

•	monitor the independence and performance of the Company’s external auditors, and

•	provide an avenue of communication among the external auditors, management, and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the external auditors as well as anyone in the Company. After discussion with the Board of Directors, the Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

The Audit Committee meets at least four times annually, or more frequently as circumstances dictate. The Audit Committee aims to meet privately in executive session at least annually with management and the external auditors and, as a committee, to discuss any matter that the committee or each of these groups believes should be discussed. In addition, the Audit Committee communicates with management quarterly as part of its review of the Company’s interim financial statements and reports to shareholders.

Compensation Committee

The primary function of the Compensation Committee is to monitor and make recommendations to the Board of Directors in respect of the total compensation paid by the Company to its senior executives. So long as the Company is a reporting issuer in the United States and/or Canada, the committee is to review annually the total compensation (including direct salary and annual bonus as well as long term stock-related incentives and pension plans) paid to each senior officer of the Company. In addition, so long as the Ainsworth family as a group controls at least 50% of the voting shares of the Company, the Compensation Committee is to review the total compensation paid to any member of the Ainsworth family who is not a senior officer but whose aggregate annual compensation exceeds $100,000.

In fulfilling its obligations the Compensation Committee reviews, and recommends to the Board for its approval: (a) the Report on Executive Compensation required to be included in the Company’s annual information circular; (b) any proposed material amendments to the Company’s pension plans, including plan design and benefit improvements; and (c) any severance or similar termination payments proposed to be made to any current or former senior officer. The Compensation Committee is to also review annually, and submit to the Board for its approval, the compensation paid to members of the Board as directors, further to director compensation guidelines established by the Board.

The Compensation Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. After discussion with the Board, it has the ability to retain, at the Company’s expense, such compensation consultants or legal assistance it deems necessary in the performance of its duties.

The Compensation Committee is to comprise of at least three directors, as determined annually by the Board, each of whom shall be an unrelated director. The Compensation Committee meets at least twice annually, or more frequently as circumstances dictate, and must report to the Board of Directors on significant matters arising at committee meetings at the next scheduled meeting of the Board.

Corporate Governance Committee

The Board of Directors has a standing Corporate Governance Committee to address evolving corporate governance requirements of applicable securities regulatory authorities. The principal purpose of the Corporate Governance Committee is to provide assistance to the Board of Directors in fulfilling its responsibility to the shareholders, potential shareholders and the investment community by:

•	identifying individuals qualified to become members of the Board.

•	selecting, or recommending that the Board select, the director nominees for the next annual meeting of shareholders, and

•	developing and recommending to the Board corporate governance principles applicable to the Company.

The Corporate Governance Committee is to comprise of three or more directors, three of whom must be unrelated directors. Directors not on the Corporate Governance Committee may attend meetings at the discretion of the committee. At the invitation of the Chair of the Corporate Governance Committee, members of management and outside consultants may attend Committee meetings.

The following are the principal responsibilities of the Corporate Governance Committee:

(a)	The committee is to develop qualification criteria for Board members for recommendation to the Board in accordance with the Company’s corporate governance guidelines. In conjunction with the Chairman of the Board, the committee is to assign Board members to the various committees of the Board of Directors;

(b)	The committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has authority to approve the search firm’s fees and other retention terms;

(c)	The committee shall, in conjunction with the Chairman of the Board, oversee the evaluation of the Board and of the Company and make recommendations to the Board as appropriate;

(d)	The committee is to review and reassess at least annually the adequacy of the Company’s corporate governance guidelines and the committee’s terms of reference and recommend any proposed changes to the Board for approval. The Committee must also annually review its own performance;

(e)	The committee reviews and recommends changes to the Board of the Company’s Code of Ethics and considers any requests for waivers from the Company’s Code of Ethics. The Company is required to make disclosure of such waivers of the Code of Ethics to applicable securities regulatory authorities as may be required by law;

(f)	The committee must review annually or more often if appropriate: (i) committee members’ qualifications and requirements; (b) committee structure (including authority to delegate); and (c) committee performance (including reporting to the Board). The Committee is to make recommendations to the Board, as appropriate, based on its review; and

(g)	The committee is to receive comments from all directors and report annually to the Board with an assessment of the Board’s performance to be discussed with the full Board following the end of each fiscal year.

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the Board of Directors, management is required to seek Board of Directors’ approval for any commitment or disposition in excess of $1 million. Management is also required to consult with the Board of Directors before entering into any venture of a material nature which is outside the Company’s existing business.

Orientation And Education Of New Board Members

Orientation and education of new Board members is conducted by meetings by any new Board member with the Chief Executive Officer, the Chief Financial Officer and other long-standing Board members to assist any new director in learning about the Company’s key assets and about the industry in which the Company is involved.

Shareholder Feedback

The Board of Directors is responsible for the Company’s communications policy. Every shareholder enquiry receives a prompt response from the Chief Financial Officer or another appropriate officer of the Company.

Expectations of Management

The Board of Directors expects a high standard of management reporting. It continues to upgrade its requirements in order to develop confidence in the data gathering, analysis and reporting functions of management. The Board of Directors as a whole and its committees monitor the nature of these reports so that the Board of Directors can be more effective in identifying the problems of and opportunities available to the Company.

The Board of Directors requires certain officers of the Company who are not Board members to report in person to the Board of Directors on a regular basis.

Further, the Company has a Code of Ethics that must be adhered to by its President, Chief Executive Officer and senior financial officers in the performance of their management duties. The Code of Ethics mandates compliance with applicable laws and ethical conduct, sets out standards for public disclosure, contains provisions for dealing with any conflicts of interest, requires reporting of suspected violations of the Code of Ethics, and sets out a procedure for obtaining waivers to the Code of Ethics.

Directors Engaging Outside Advisors

Individual directors may engage outside advisors at the expense of the Company, with the approval of the Corporate Governance Committee.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the shares represented thereby in accordance with their best judgement on such matter.

DIRECTORS’ APPROVAL AND CERTIFICATE

The contents of this Information Circular and the sending of it to the shareholders of the Company, to each director of the Company, to the auditor of the Company and to the appropriate regulatory authorities have been approved by the Board of Directors of the Company.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED as of the 5th day of April, 2004.

BY ORDER OF THE BOARD

/s/ Catherine E. Ainsworth CATHERINE E. AINSWORTH Secretary and Chief Operating Officer

Document 3

Proxy

This Proxy is solicited by Management of the Company

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AINSWORTH LUMBER CO. LTD. (the “Company”)

TO BE HELD AT	Marriott Pinnacle Hotel, Caulfield Room 1128 West Hastings Street, Vancouver British Columbia

ON	Friday, May 7, 2004, AT 10:30 a.m.

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints, D. ALLEN AINSWORTH, President and a Director of the Company, or failing this person, BRIAN E. AINSWORTH, Chairman and a Director of the Company, or in the place of the foregoing,                                                                                   as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The proxyholder may in the proxyholder’s discretion vote with respect to amendments or variations to matters identified in the Notice of Meeting or to other matters which may properly come before the meeting or any adjournment thereof.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold

1.	To elect as Director, BRIAN E. AINSWORTH	☐	☐
2.	To elect as Director, D. ALLEN AINSWORTH	☐	☐
3.	To elect as Director, CATHERINE E. AINSWORTH	☐	☐
4.	To elect as Director, DAVID AINSWORTH	☐	☐
5.	To elect as Director, SUSAN AINSWORTH	☐	☐
6.	To elect as Director, RON B. ANDERSON	☐	☐
7.	To elect as Director, K. GORDON GREEN	☐	☐
8.	To elect as Director, MORLEY KOFFMAN	☐	☐
9.	To elect as Director, W. GORDON LANCASTER	☐	☐

10.	To appoint DELOITTE & TOUCHE as Auditor of the Company	☐	☐

		For	Against

11.	To authorize the Directors to fix the Auditor's remuneration	☐	☐

     The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

2.	If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy as of the date on which it was mailed to you, the Registered Shareholder, by or on behalf of the Company.

3.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

4.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)	appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy,

OR

(b)	appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

5.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the Toronto office of Computershare Trust Company of Canada by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof, or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Department, 9th Floor
100 University Avenue
Toronto, Ontario, Canada M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

AINSWORTH LUMBER CO. LTD.

Request for Annual and Interim Financial Statements

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive annual and interim corporate mailings, including annual financial statements and MD&A and interim financial statements and MD&A of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME:
ADDRESS:

POSTAL CODE:

I confirm that I am the BENEFICIAL owner of Common Shares of the Corporation.

SIGNATURE OF SHAREHOLDER:                                                                                                 DATE:

CUSIP:      007629 10 8

SCRIP COMPANY CODE:      ANSQ

AINSWORTH LUMBER CO. LTD.

Request for Annual and Interim Financial Statements

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive annual and interim corporate mailings, including annual financial statements and MD&A and interim financial statements and MD&A of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME:
ADDRESS:

POSTAL CODE:

I confirm that I am the REGISTERED owner of Common Shares of the Corporation.

SIGNATURE OF SHAREHOLDER:                                                                                                 DATE:

CUSIP:      007629 10 8

SCRIP COMPANY CODE:      ANSQ

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2004

AINSWORTH LUMBER CO. LTD.

By:	/s/ Robert Allen

Robert Allen Chief Financial Officer